SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2024

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv – Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

CONTENTS

On February 8, 2024, Eco Wave Power Global AB (publ) (“Eco Wave Power”) issued a press release titled “Consortium including Eco Wave Power, Toshiba, Hitachi Energy, and UK Universities Secure £1.5 Million Grant to Develop Wave-Powered Microgrid for Island in Thailand” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

The first, second, third, fourth, fifth, ninth and tenth paragraphs and the paragraph titled “Forward-Looking Statements” in the press release furnished as Exhibit 99.1 hereto are incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-275728) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1

Press release dated February 8, 2024, titled “Consortium including Eco Wave Power, Toshiba, Hitachi Energy, and UK Universities Secure £1.5 Million Grant to Develop Wave-Powered Microgrid for Island in Thailand.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)
(Registrant)

Date: February 15, 2024	By:	/s/ Inna Braverman
	Name:	Inna Braverman
	Title:	Chief Executive Officer

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